Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Atara Biotherapeutics, Inc. in connection with Registration on Form S-1 (File No. 333-196936)

July 2, 2014	VIA EDGAR and OVERNIGHT DELIVERY

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Atara Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-196936

Dear Mr. Riedler:

We are submitting this letter on behalf of Atara Biotherapeutics, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-196936) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that, after discussion with the Company’s board of directors and consultation with the lead underwriters for the offering, the Company anticipates that the preliminary price range for the offering will not be higher than $[****] to $[****] per share (the “Preliminary IPO Price Range”). The Company expects to include the actual price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, and confirms that this actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Atara Biotherapeutics, Inc. in Connection with Registration on Form S-1 (File No. 333-196936)
July 2, 2014 Page Two

The valuation of the Company’s common stock of $6.61 per share, as determined by the Company’s Board of Directors on March 31, 2014, included a liquidity discount of 21.8%, which reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts. The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Stock-Based Compensation” on pages 61 to 62 thereof. The Company believes that the following factors and events that occurred subsequent to March 31, 2014, along with the liquidity discount, adequately explain the difference between the March 31, 2014 valuation and the Preliminary IPO Price Range:

•	The Company filed an investigational new drug (“IND”) application for STM 434 in April 2014;

•	In May 2014, the Food and Drug Administration granted the Company permission to move forward under this IND and to investigate all solid tumors in its Phase 1 clinical study of STM 434, which was a broader authorization than the Company had anticipated; and

•	There was significant improvement in equity market conditions affecting comparable public companies in the second quarter of 2014, as reflected in comparable companies’ market multiples, IPO valuations and other metrics. Specifically, the Company reviewed the recent biotechnology initial public offerings of Kite Pharma, Inc., Zafgen, Inc., Ardelyx, Inc. and ZS Pharma, Inc., all of which were completed in June 2014. Through June 26, 2014, the aggregate market capitalization of these four companies had increased 47.4% since the pricings of the initial public offerings.

**********

Please contact me at (415) 693-2054 or Kenneth L. Guernsey at (415) 693-2091 with any questions or comments regarding this letter.

Sincerely,

/s/ Jodie M. Bourdet

Jodie M. Bourdet

cc:	Isaac E. Ciechanover, M.D., Atara Biotherapeutics, Inc.
Kenneth L. Guernsey, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM